Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Three	For the Twelve	For the Three
	Months Ended	Months Ended	Months Ended
	March 31, 2015	December 31, 2014	March 31, 2014
Earnings
Net Income for Common Stock	$370	$1,092	$361
Preferred Stock Dividend	—	—	—
(Income) or Loss from Equity Investees	(3)	(27)	1
Minority Interest Loss	—	—	—
Income Tax	199	568	198

Pre-Tax Income	$566	$1,633	$560
Add: Fixed Charges*	173	636	149
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Earnings	$739	$2,269	$709

* Fixed Charges
Interest on Long-term Debt	$152	$573	$142
Amortization of Debt Discount, Premium and Expense	4	14	4
Interest Capitalized	—	—	—
Other Interest	6	5	(10)
Interest Component of Rentals	11	44	13
Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Fixed Charges	$173	$636	$149

Ratio of Earnings to Fixed Charges	4.3	3.6	4.8